                  GENWORTH LIFE INSURANCE COMPANY OF NEW YORK
                   PAYMENT PROTECTION VARIABLE ANNUITY RIDER

General Features

This rider, when added to your Contract, provides for Monthly Income with a Guaranteed Payment Floor. On the Annuity Commencement Date, the Monthly Income payments are determined. The Monthly Income payments will have a Guaranteed Payment Floor, and the Guaranteed Payment Floor is based on the attained age of the younger Annuitant on the Annuity Commencement Date. This rider also provides the opportunity to receive Monthly Income within the first year.

Initially the Benefit Base is equal to the sum of the Purchase Payment applied on the Contract Date. Generally, subsequent Purchase Payments will increase the Benefit Base, but the Company reserves the right to exclude additional Purchase Payments from being applied to the Benefit Base (see Benefit Base on page 4).

Prior to the Annuity Commencement Date, if all of the Annuitants are ages 50 through the maximum reset age, you may choose to reset your Benefit Base on an annual anniversary of the Contract Date that is at least 12 months after the later of the Contract Date and the last reset date. Reset allocations must follow the Investment Strategy in effect at that time (see Benefit Base on page
4). The reset feature may trigger a new rider charge when used, subject to change but limited to a maximum annual charge of 1.25% (see Rider Charge on page 9).

On the Annuity Commencement Date, the Benefit Base is converted to the Income Base. The Income Base is used to calculate the guaranteed amount of Monthly Income and to calculate any additional death proceeds. If the Benefit Base or Income Base is reduced, the benefits under this rider also will be reduced (see Benefit Base on page 4. Even if your benefit is reduced, you will continue to pay the full amount charged for this rider.

This rider provides a minimum Guaranteed Payment Floor regardless of the performance of the assets in the Subaccount(s). However, the Owner has an obligation to repay amounts greater than the Level Income Amount from future earnings of the Contract. The rider benefits have not been irrevocably conferred upon the Owner but, instead, a matching liability on the Owner's part has been established through the Adjustment Account. There are two ways for this liability to be extinguished and reduce the Adjustment Account balance to zero. One is through repayment of the advanced amounts by future performance of the Subaccount(s). The other is through a Contract provision that waives the payment of the obligation upon death of the Owner/Annuitant.

An Adjustment Account is established on the Income Start Date. The Adjustment Account balance will increase if the Level Income Amount is less than the Guaranteed Payment Floor. Therefore, an Adjustment Account balance will be created the first year in which the Level Income Amount is less than the Guarantee Payment Floor. The Adjustment Account balance will decrease if the Level Income Amount is greater than the Guaranteed Payment Floor. The Monthly Income payment will be limited to the Guaranteed Payment Floor until the balance of the Adjustment Account is zero (see Adjustment Account on page 7). The Monthly Income provision includes an example that illustrates how the Adjustment Account works.

 NY5337 9/06                          1

To receive the full benefit of the rider, all Purchase Payments must be invested according to the Investment Strategy in the Investment Options made available, both before and after the Income Start Date. An Investment Strategy is determined on the Contract Date or at a reset of the Benefit Base. If the Owner does not follow the Investment Strategy, there will be a reduction in the Benefit Base before the Income Start Date or the Income Base after the Income Start Date by the percentage shown on the Contract Data Pages (see Investment Strategy on page 3). The Guaranteed Payment Floor will also be reduced. Even if the benefit is reduced, the Owner will continue to pay the full amount charged for this rider.

The death benefit payable will be paid according to the distribution rules under the Contract.

There is a rider charge, which is a daily asset charge that is applied against all amounts in the Subaccounts. Once elected this rider may be terminated only when the Contract is terminated or if the Owner chooses to elect Income Payments under the Contract instead of Monthly Income under the rider.

All rider terms will have the same meaning as under the Contract, unless otherwise provided.

Terms and Procedures

Additional Death Proceeds - The benefit, if any, we will pay to the Designated Beneficiary if the last Annuitant dies after the Annuity Commencement Date.

Adjustment Account - The account that is established when Monthly Income is calculated on the Annuity Commencement Date.

Annual Income Amount - The sum of Annual Income Amounts determined for each Subaccount. The Annual Income Amount for a Subaccount is equal to the number of Annuity Units of that Subaccount multiplied by the Annuity Unit value for that Subaccount on the first Valuation Day of each Annuity Year.

Annuity Year - Each one-year period beginning on the Annuity Commencement Date or the annual anniversary of the Annuity Commencement Date.

Asset Allocation Model - The Asset Allocation Model shown on the Contract Data Pages.

Benefit Base - The amount used to calculate the available Income Base.

Designated Subaccounts - The Designated Subaccounts shown on the Contract Data Pages.

Guaranteed Payment Floor - The guaranteed amount of Monthly Income as of the Annuity Commencement Date.

Income Base - The value used to calculate the Guaranteed Payment Floor.

Investment Strategy - The Asset Allocation Model and/or Designated Subaccounts for this rider.

Level Income Amount - The amount that would result from applying the Annual Income Amount to a 12-month, period certain, fixed single payment immediate annuity made available to this rider. We will declare the interest rate at the start of each Annuity Year.

 NY5337 9/06                          2

Monthly Income - The amount paid each month to you on and after the Annuity Commencement Date. The amount remains constant throughout an Annuity Year. The amount may increase or decrease each Annuity Year.

Investment Strategy

To maximize the full benefits provided under this rider, you must allocate all Contract Value to the Investment Strategy, which will be provided to you. You must allocate your Contract Value among the following Investment Strategy options for this rider as shown on the Contract Data Pages:
    .  the Designated Subaccounts; and/or
    .  the Asset Allocation Model.

You must allocate all Contract Value between the Investment Strategy options. If you use the Designated Subaccounts option, you must specify the percentage to invest in each Designated Subaccount. Under the Asset Allocation Model option, any percentage of Contract Value invested must first be divided into categories in accordance with the percentages shown on the Contract Data Pages. Within each category you must then specify the percentage to invest in each available Subaccount.

Reallocations

You may reallocate Contract Value within the Investment Strategy by submitting a transfer request. We reserve the right to assess a charge for transfers in accordance with the terms of the Contract to which this rider is attached. The maximum transfer charge is shown on the Contract Data Pages.

On a monthly basis, we will rebalance Contract Value to the Subaccounts in accordance with the percentages that you have chosen. In addition, on any Valuation Day after any transaction involving a withdrawal, receipt of a Purchase Payment or a transfer of Contract Value, we will rebalance Contract Value to the Subaccounts in accordance with the percentages that you have chosen, unless you instruct us otherwise.

Allocations Outside of the Investment Strategy

If you choose to allocate Contract Value without following the Investment Strategy, your Benefit Base will be reduced by the percentage shown on the Contract Data Pages. You may elect to resume participation in the Investment Strategy at your next available reset date, as described in the Benefit Base provision, provided we receive notice of your election in a form acceptable to us.

If on the Annuity Commencement Date, you are following the Investment Strategy and you later choose to allocate the value of Annuity Units without following the Investment Strategy, your Income Base will be reduced by the percentage shown on the Contract Data Pages. A reduction of Income Base after the Annuity Commencement Date will result in reduction of the Guaranteed Payment Floor and the Additional Death Proceeds. However, if your Benefit Base was reduced due to not following the Investment Strategy and then not reset before your Annuity Commencement Date, this adjustment does not apply. On a monthly basis, we will rebalance the value of Annuity Units to the Subaccounts in accordance with the percentages that you have chosen.

 NY5337 9/06                          3

We will not reduce your Benefit Base or Income Base if you are not following the Investment Strategy due to portfolio liquidation or a portfolio dissolution and the assets are transferred from the liquidated or dissolved portfolio to another portfolio.

If this rider is added to the Contract at issue, the Guarantee Account available as an Investment Option under the Contract, if any, will not be available as an Investment Option under this rider for as long as this rider is in effect.

Benefit Base

The initial Benefit Base is equal to the sum of the Purchase Payments applied on the Contract Date. The Benefit Base is constant and remains in effect until adjusted as described below.

If you have followed the Investment Strategy from the later of the Contract Date and the date on which the Benefit Base was reset (as described below), any additional Purchase Payments applied will be added to the Benefit Base as of the prior Valuation Day. We reserve the right to exclude additional Purchase Payments from being applied to the Benefit Base. If we exercise the right to exclude additional Purchase Payments, then we will provide you with 30-day written notice prior to such action.

If your Benefit Base was reduced due to not following the Investment Strategy and then not reset, any additional Purchase Payments applied will increase the Benefit Base by (a) minus (b), where:
     (a) is the Purchase Payment; and
     (b) is the Purchase Payment multiplied by the Benefit Base reduction percentage, shown on the Contract Data Pages.

All withdrawals, including any surrender charges, reduce the Benefit Base. The new Benefit Base is equal to (a) multiplied by (b) divided by (c), where:
     (a) is the Benefit Base as of the prior Valuation Day, adjusted for any additional Purchase Payments;
     (b) is the Contract Value following the withdrawal; and
     (c) is the Contract Value before the withdrawal.

On the Annuity Commencement Date, the Income Base is set equal to the Benefit Base. Any withdrawal that occurs on the Annuity Commencement Date will be processed before Benefit Base is converted to Income Base.

If all of the Annuitants are ages 50 through the maximum reset age, you may choose to reset your Benefit Base on an annual anniversary of the Contract Date that is at least 12 months after the later of the Contract Date and the last reset date.

Reset of Benefit Base

If you do reset your Benefit Base, as of that date, we will:
     .   reset the Benefit Base to your Contract Value;
     . reset the charge for this rider. The new charge, which may be higher than your previous charge, will never exceed 1.25% annually; and
     .   reset the Investment Strategy to the current Investment Strategy.

 NY5337 9/06                          4

You may not reset your Benefit Base after the Annuity Commencement Date. If on any rider anniversary any Annuitant is older than the maximum reset age, you may not reset your Benefit Base. The maximum reset age is shown on the Contract Data Pages.

Monthly Income

You may elect to receive your benefits under this rider or you may elect to receive your benefits under the Contract to which this rider is attached. If you choose to receive Income Payments in accordance with the provisions of the Contract then no further Monthly Income benefits or Death Benefits will be payable under this rider. Any further reference in this rider to Monthly Income will refer to the calculation of benefits under this rider.

The Annuity Commencement Date under this rider may be any Valuation Day after the first Valuation Day under the Contract. Prior to the date that Monthly Income begins, the Annuity Commencement Date may be changed to any Valuation Day after the first Valuation Day under the Contract. On the Annuity Commencement Date, we will begin the payment process for your Monthly Income. Monthly Income will be paid during the life of the Annuitant(s). Beginning on the Annuity Commencement Date, Monthly Income will be calculated annually as of the first Valuation Day of each Annuity Year. If the first day of an Annuity Year does not begin on a Valuation Day, the next Valuation Day will be used in calculating the Monthly Income for that Annuity Year. Monthly Income will not vary during an Annuity Year.

Monthly Income will be paid to you unless you elect otherwise. The Monthly Income provided by this rider can only be taken as a variable annuity payout.

How Monthly Income Is Determined

Guaranteed Payment Floor: The Guaranteed Payment Floor is equal to
(a) multiplied by (b) divided by (c), where:
     (a) is the Income Base;
     (b) is the Guaranteed Payment Floor percentage shown on the Contract Data Pages for the attained age of the Annuitant for a single Annuitant Contract or the attained age for the younger living Annuitant for a Joint Annuitant Contract on the Annuity Commencement Date; and
     (c) is twelve.

Once a Contract is a Joint Annuitant Contract, it will remain a Joint Annuitant Contract while the Contract and rider are in effect.

Initial Monthly Income: The initial Monthly Income is the greater of the Level Income Amount and the Guaranteed Payment Floor. The Annual Income Amount is used to determine the Level Income Amount. The Level Income Amount is the monthly amount that would result from applying the Annual Income Amount to a twelve-month, period certain, fixed single payment immediate annuity made available to this Contract.

The initial Annual Income Amount is equal to (a) multiplied by (b), where:
     (a) is the payment rate based upon the gender(s), when applicable, and settlement age(s) of the Annuitant(s), the Contract Value on the Valuation Day prior to the Annuity Commencement Date and the Income Base as of the Annuity Commencement Date; and

 NY5337 9/06                          5

     (b) is the Contract Value on the Valuation Day prior to the Annuity Commencement Date less any premium tax.

For purposes of this rider only, the payment rates are based on a cash refund annuity and the Annuity 2000 Mortality Table, using an Assumed Interest Rate of 4%.

Maximum Age Adjustment: The settlement age(s) is the Annuitant(s)'s age last birthday on the date Monthly Income begins, minus an age adjustment from the table below. The actual age adjustment may be less than the numbers shown.

                           Year Payments Begin
                           ------------------- Maximum Age
                           After    Prior To   Adjustment
                           -------- ---------- -----------
                           2005       2011         5
                           2010       2026         10
                           2025        --          15

On the Annuity Commencement Date, if any Monthly Income would be $100 or less, we reserve the right to reduce the frequency of payments to an interval that would result in each amount being at least $100. If the annual payment would be less than $100, we will pay the Contract Value on the Valuation Day prior to the Annuity Commencement Date and the Contract will terminate on the Annuity Commencement Date.

Subsequent Monthly Income: Monthly Income in subsequent Annuity Years will be calculated annually as of the first Valuation Day of each Annuity Year. Monthly Income in subsequent Annuity Years is the greater of (a) and (b), where:
     (a) is the subsequent Level Income Amount, minus any value in the Adjustment Account as of the date the last Monthly Income was paid divided by twelve; and
     (b) is the Guaranteed Payment Floor.

The Annual Income Amount is used to determine the Level Income Amount. The Annual Income Amount in subsequent Annuity Years is determined by means of Annuity Units. The number of Annuity Units will be determined on the Annuity Commencement Date. The number will not change unless a transfer is made. The number of Annuity Units for a Subaccount is (a) divided by (b), where:
     (a) is the initial Annual Income Amount from that Subaccount; and
     (b) is the Annuity Unit value for that Subaccount as of the Annuity Commencement Date.

The Annual Income Amount for a Subaccount in each subsequent Annuity Year is the number of Annuity Units for that Subaccount multiplied by the Annuity Unit value for that Subaccount on the first Valuation Day of each Annuity Year. The Annual Income Amount in each subsequent Annuity Year is equal to the sum of Annual Income Amounts for each Subaccount.

The Annual Income Amount may be greater or less than the Annual Income Amount in the first Annuity Year. We guarantee that Annual Income Amount in subsequent Annuity Years will not be affected by variations in mortality experience from the mortality assumptions on which the Annual Income Amount in the first Annuity Year is based.

Determination of Annuity Unit Value: The Annuity Unit value of each Subaccount for any Valuation Period is equal to the Annuity Unit value for that Subaccount for the preceding Valuation Period multiplied by the product of (a) and (b), where:
     (a) is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated; and

 NY5337 9/06                          6

     (b) is an Assumed Interest Rate factor equal to .99989255 raised to a power equal to the number of days in the Valuation Period.

The Assumed Interest Rate factor in (b) is the daily equivalent of dividing
(i) one by (ii) one plus the Assumed Interest Rate of 4%. If a plan with a different Assumed Interest Rate is used to determine the initial payment, a different Assumed Interest Rate factor will be used to determine subsequent payments.

Adjustment Account

An Adjustment Account is established on the Annuity Commencement Date. If the Level Income Amount is less than the Guaranteed Payment Floor, your Monthly Income will equal the Guaranteed Payment Floor. The Adjustment Account tracks the difference between the Level Income Amount and the Guaranteed Payment Floor. You will not receive Monthly Income above the Guaranteed Payment Floor unless future performance of the underlying Subaccount(s) is sufficient to reduce the amount in the Adjustment Account to zero. Therefore, poor long-term performance of the underlying Subaccount(s) may result in Monthly Income equal to the Guaranteed Payment Floor, even if the underlying Subaccount(s) performs well in a particular year.

The value of the Adjustment Account on the Annuity Commencement Date is the greater of (a) and (b), where:
     (a) is zero; and
     (b) is twelve multiplied by the Guaranteed Payment Floor, minus twelve multiplied by the initial Level Income Amount.

The value of the Adjustment Account in subsequent Annuity Years is the greater of (a) and (b), where:
     (a) is zero; and
     (b) is the value of the Adjustment Account as of the prior Annuity Year, plus twelve multiplied by the Monthly Income for the current Annuity Year, minus twelve multiplied by the Level Income Amount for the current Annuity Year.

 NY5337 9/06                          7

Following is an example of Monthly Income calculations that illustrates how an Adjustment Account works. This example is based on purely hypothetical values and is not intended to depict investment performance of the Contract.

                                                                      Net
                   Level   Guaranteed Change in  Adjustment         Annual
         Annual   Income    Payment   Adjustment  Account           Invest-
Annuity  Income   Amount     Floor     Account    Balance   Monthly  ment
Year     Amount  (Monthly) (Monthly)  (Annually) (Annually) Income  Return
------- -------- --------- ---------- ---------- ---------- ------- -------
1       $  7,658  $   638    $ 750      $ 1,342   $ 1,342   $   750   7.0%
2       $  7,879  $   657    $ 750      $ 1,121   $ 2,463   $   750   7.0%
3       $  8,106  $   676    $ 750      $   894   $ 3,357   $   750   7.0%
4       $  8,340  $   695    $ 750      $   660   $ 4,017   $   750   7.0%
5       $  8,581  $   715    $ 750      $   419   $ 4,436   $   750   7.0%
6       $  8,828  $   736    $ 750      $   172   $ 4,608   $   750   7.0%
7       $  9,083  $   757    $ 750    - $    83   $ 4,525   $   750   7.0%
8       $  9,345  $   779    $ 750    - $   345   $ 4,181   $   750   7.0%
9       $  9,614  $   801    $ 750    - $   614   $ 3,566   $   750   7.0%
10      $  9,892  $   824    $ 750    - $   892   $ 2,675   $   750   7.0%
11      $ 10,177  $   848    $ 750    - $ 1,177   $ 1,498   $   750   7.0%
12      $ 10,471  $   873    $ 750    - $ 1,471   $    27   $   750   7.0%
13      $ 10,773  $   898    $ 750    - $    27   $     0   $   895   7.0%
14      $ 11,083  $   924    $ 750      $     0   $     0   $   924   7.0%
15      $ 11,403  $   950    $ 750      $     0   $     0   $   950   7.0%
16      $ 11,732  $   978    $ 750      $     0   $     0   $   978   7.0%
17      $ 12,070  $ 1,006    $ 750      $     0   $     0   $ 1,006   7.0%
18      $ 12,419  $ 1,035    $ 750      $     0   $     0   $ 1,035   7.0%
19      $ 12,777  $ 1,065    $ 750      $     0   $     0   $ 1,065   7.0%
20      $ 13,145  $ 1,095    $ 750      $     0   $     0   $ 1,095   7.0%

1. The Income Base is the converted Benefit Base and is assumed to be $ 100,000.

2. The first Annual Income Amount is calculated by applying a rate based on the Annuity 2000 Table and 4% interest to the Contract Value as of the Income Start Date.

3. All subsequent Annual Income Amounts are calculated assuming hypothetical investment performance of 7% per year.

4.  The Level Income Amount is equal to the Annual Income Amount divided by 12.

5.  The Guaranteed Payment Floor is 9% of the Income Base divided by 12.

6. The change in the Adjustment Account balance is equal to the Guaranteed Payment Floor minus the Level Income Amount, multiplied by 12, while the Adjustment Account is greater than zero.

7. The Adjustment Account balance is the sum of the changes in the Adjustment Account.

8. The Monthly Income is the greater of the Level Income Amount minus the prior Adjustment Account balance divided by 12, and the Guaranteed Payment Floor.

 NY5337 9/06                          8

Death Provisions

Special Distribution Rules when Death Occurs Before Monthly Income Starts

If the designated beneficiary is a surviving spouse who elects to continue the Contract as the new Owner, this rider will continue.

Special Distribution Rules when Death of the Last Annuitant Occurs on or After Monthly Income Starts

If the last Annuitant dies after the Annuity Commencement Date, there may be Additional Death Proceeds paid under this rider to the designated beneficiary in a lump sum. The amount of any Additional Death Proceeds will be the greater of (a) and (b), where:
     (a) is (i) minus (ii), where:
         (i)  is the Income Base;
         (ii) is the sum of all Monthly Income paid; and
     (b) is zero.

Rider Charge

There will be a daily asset charge made for this rider. This charge is added to the Contract's daily asset charge and applied against all amounts in the Subaccounts. The charge for this rider will depend upon whether the Contract is a single Annuitant or Joint Annuitant Contract. This charge is shown on the Contract Data Pages. Once applied, the Joint Annuitant charge will continue while the Contract and rider are in effect. The charge for this rider may be reset if you choose to reset your Benefit Base. The new charge, which may be higher than your previous charge, will never exceed 1.25% annually.

If the Owner chooses to elect Income Payments under the Contract instead of Monthly Income under the rider, there will be no further rider charges.

When this Rider is Effective

The rider becomes effective on the Contract Date. It will remain in effect while this Contract is in force.

Change of Ownership

You may assign the benefits provided under this rider. The Annuitant(s) will not change if you assign the benefits. We must be notified in writing if you assign the benefits of this rider.

 NY5337 9/06                          9

General Provisions

For purposes of this rider:
    . A non-natural entity Owner must name an Annuitant and may name the Annuitant's spouse as a Joint Annuitant.
    .  An individual Owner must also be an Annuitant.
    .  An Owner may name only his or her spouse as a Joint Owner.
    . If there is only one Owner, that Owner may name only his or her spouse as a Joint Annuitant at issue.
    . If you marry after issue but prior to the Annuity Commencement Date, you may add your spouse as a Joint Owner and Joint Annuitant or as a Joint Owner or Joint Annuitant only.

For Genworth Life Insurance Company of New York,

                             /s/ David J. Sloane
                           ------------------------
                               David J. Sloane
                                  President

 NY5337 9/06                          10